UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ruhnn Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000000001 per share

(Title of Class of Securities)

781314 109(1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing five Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 781314 109

1	Names of Reporting Persons BEIJING JUNQI JIARUI ENTERPRISE MANAGEMENT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 35,188,080(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 35,188,080(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,188,080(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
14.5% of Class A ordinary shares (or 8.4% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)         Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership).

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons BEIJING JUNCHENG HEZHONG INVESTMENT MANAGEMENT PARTNERSHIP (LIMITED PARTNERSHIP)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 35,188,080(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 35,188,080(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,188,080(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
14.5% of Class A ordinary shares (or 8.4% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) PN

(1)         Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership).

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons JUNLIAN CAPITAL MANAGEMENT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 35,188,080(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 35,188,080(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,188,080(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
14.5% of Class A ordinary shares (or 8.4% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)         Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership).

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons JUNLIAN CAPITAL (SHENZHEN) MANAGEMENT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 35,188,080(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 35,188,080(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,188,080(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
14.5% of Class A ordinary shares (or 8.4% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)         Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership).

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons BEIJING JUNLIAN TONGDAO INVESTMENT MANAGEMENT PARTNERSHIP (LIMITED PARTNERSHIP)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 35,188,080(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 35,188,080(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,188,080(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
14.5% of Class A ordinary shares (or 8.4% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) PN

(1)         Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership).

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons SHANGHAI LEGEND CAPITAL SHUDAI ENTERPRISE MANAGEMENT CONSULTING PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 31,040,000(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 31,040,000(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,040,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
12.8% of Class A ordinary shares (or 7.4% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.5% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) PN

(1)         Represents 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership).

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.
(a)	Name of Issuer: Ruhnn Holding Limited
(b)	Address of Issuer’s Principal Executive Offices: Floor 11, Building 2, Lvgu Chuangzhi Development Center 788 Hong Pu Road Jianggan District, Hangzhou 310016 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)                                     Beijing Junqi Jiarui Enterprise Management Co., Ltd. (“Beijing Junqi”), a company incorporated under the law of the People’s Republic of China;

(ii)                                  Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership)(“Beijing Juncheng”), a limited partnership organized under the law of the People’s Republic of China;

(iii)                               Junlian Capital Management Co., Ltd. (“Junlian Capital”), a company incorporated under the law of the People’s Republic of China;

(iv)                              Junlian Capital (Shenzhen) Management Co., Ltd. (“Junlian Shenzhen”), a company incorporated under the law of the People’s Republic of China;

(v)                                 Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership)(“Junlian Tongdao”), a limited partnership organized under the law of the People’s Republic of China; and

(vi)                              Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)(“Shanghai Shudai”), a limited partnership organized under the law of the People’s Republic of China.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                                     The registered address of Beijing Junqi is Room 1614, 16th Floor, Building 1, No. 2 Xueyuan South Road, Haidian District, Beijing, People’s Republic of China.

(ii)                                  The registered address of Beijing Juncheng is Room 1609, 16th Floor, Building 1, No. 2 Xueyuan South Road, Haidian District, Beijing, People’s Republic of China.

(iii)                               The registered address of Junlian Capital is Room 1604, 16th Floor, Building 1, No. 2 Xueyuan South Road, Haidian District, Beijing, People’s Republic of China.

(iv)                              The registered address of Junlian Shenzhen is Room 201, Building A, Comprehensive Office Building of Qianhai Shenzhen-Hong Kong Cooperation Zone Authority, No. 1 Liyumen Street, Qianwan 1st Road, Qianhai Shenzhen-Hong Kong Cooperation Zone, People’s Republic of China.

(v)                                 The registered address of Junlian Tongdao is Room 1605, 16th Floor, Building 1, No. 2 Xueyuan South Road, Haidian District, Beijing, People’s Republic of China.

(vi)                              The registered address of Shanghai Shudai is 5th Floor, Building 7, No. 3601 Dongfang Road, Pudong New District, Shanghai, People’s Republic of China.

	(c)	Citizenship: Beijing Junqi, Beijing Juncheng, Junlian Capital, Junlian Shenzhen, Junlian Tongdao and Shanghai Shudai are all incorporated or organized under the law of People’s Republic of China.
(d)

Title and Class of Securities:
Class A ordinary shares, par value US$0.000000001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

	(e)	CUSIP No.: 781314 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Beijing Junqi	35,188,080	14.5%	35,188,080	0	35,188,080	0	1.7%
Beijing Juncheng	35,188,080	14.5%	35,188,080	0	35,188,080	0	1.7%
Junlian Capital	35,188,080	14.5%	35,188,080	0	35,188,080	0	1.7%
Junlian Shenzhen	35,188,080	14.5%	35,188,080	0	35,188,080	0	1.7%
Junlian Tongdao	35,188,080	14.5%	35,188,080	0	35,188,080	0	1.7%
Shanghai Shudai	31,040,000	12.8%	31,040,000	0	31,040,000	0	1.5%

(1)               As of December 31, 2019, Shanghai Shudai directly owned 31,040,000 of the Issuer’s Class A ordinary shares and Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership) (“Beijing Yitong”) directly owned 4,148,080 of the Issuer’s Class A ordinary shares. Junlian Tongdao is the general partner of Shanghai Shudai and Beijing Yitong, and accordingly, Junlian Tongdao may thereby be deemed to beneficially own the 35,188,080 Class A ordinary shares owned by Shanghai Shudai and Beijing Yitong. Junlian Shenzhen is the general partner of Junlian Tongdao, and accordingly, Junlian Shenzhen may thereby be deemed to beneficially own the 35,188,080 Class A ordinary shares beneficially owned by Junlian Tongdao. Junlian Shenzhen is wholly owned by Junlian Capital, and accordingly, Junlian Capital may thereby be deemed to beneficially own the 35,188,080 Class A ordinary shares beneficially owned by Junlian Shenzhen. Beijing Juncheng is the majority shareholder of Junlian Capital, and accordingly, Beijing Juncheng may thereby be deemed to beneficially own the 35,188,080 Class A ordinary shares beneficially owned by Junlian Capital. Beijing Junqi is the general partner of Beijing Juncheng, and accordingly, Beijing Junqi may thereby be deemed to beneficially own the 35,188,080 Class A ordinary shares beneficially owned by Beijing Juncheng. The powers to vote and sell the shares beneficially owned by Beijing Junqi are exercised by its board of directors, which consists of Nengguang Wang, Hao Chen and Linan Zhu.

(2)               The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)               The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Beijing Junqi Jiarui Enterprise Management Co., Ltd.

By:	/s/ Linan Zhu
Name:	Linan Zhu
Title:	Authorized Signatory

Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership)

By:	/s/ Hao Chen
Name:	Hao Chen
Title:	Authorized Signatory

Junlian Capital Management Co., Ltd.

By:	/s/ Linan Zhu
Name:	Linan Zhu
Title:	Authorized Signatory

Junlian Capital (Shenzhen) Management Co., Ltd.

By:	/s/ Hao Chen
Name:	Hao Chen
Title:	Authorized Signatory

Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership)

By:	/s/ Hao Chen
Name:	Hao Chen
Title:	Authorized Signatory

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

By:	/s/ Zhenxing Shao
Name:	Zhenxing Shao
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement